EURASIA DESIGN, INC.

López Cotilla No. 829
Int. 1 Col. Americana C.P. 44160
Guadalajara, JAL, Mexico

September 14, 2012

To:	Daniel Leslie
Or Catherine Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Eurasia Design, Inc.
Current Report on Form 8-K
Filed July 11, 2012
File No.: 000-54499

Dear Mr. Leslie:

The Registrant is responding to the Commission’s letter dated, August 10, 2012 (the “SEC Letter”), which, in summary, requests clarification or revision of disclosures contained in the Registrant’s Current Report on Form 8-K, filed on July 11, 2012 (the “July 11th 8-K”).

The purpose of this letter is to inform the Commission of the following:

1.

As disclosed in Item 1.02 of the Current Report on Form 8-K, filed on August 14, 2012 (the “August 14th 8-K”), the independent accounting firm engaged to audit the financial statements of Prince México notified the Registrant and Prince México that it did not consent to the use, and inclusion, of its audit report in the July 11th 8-K.  As a result, the proposed transaction between the Registrant and Prince México could not be consummated.

The Registrant hereby affirms that it and Prince México are committed to consummating the transaction.  As of the date of this letter, Prince México is undergoing an audit its financial statements for the years ended December 31, 2010 and 2011 to fulfill its obligations to consummate the proposed transaction.  It is currently anticipated that the audit will be completed no later than October 5, 2012 and the Registrant will be able to file an amendment to the July 11th 8-K on October 8, 2012.

2.

In light of the fact that the Prince México audit is anticipated to be completed by October 5, 2012, the Registrant intends to submit an amendment to the July 11th 8-K on or before September 21, 2012, in an effort to address all comments in the SEC Letter that do not specifically pertain to the financial statements of Prince México.

If any further questions or comments should arise, feel free to contact Laura Flores, corporate counsel, at tel: (+52) (1) (33) 1184-1186.  Alternatively, you may contact Patrick Deparini, U.S. representative for the Registrant, at tel: (702) 580-8565 or fax: (866) 546-2411.

Sincerely,

/s/ Duncan A. Forbes, Mol. III

President

Enclosures